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                             May 13, 2021

       John Hammill
       Chief Executive Officer
       Capview Residential Income - Fund VII, LP
       6119A Greenville Avenue
       Suite 434
       Dallas, TX 75206

                                                        Re: Capview Residential
Income - Fund VII, LP
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 26,
2021
                                                            File No. 024-11443

       Dear Mr. Hammill:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2021 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       Plan of Distribution, page 18

   1. We note your response to prior comment 6. However, in this section you still state that the General Partner
will accept or reject any subscription received within three months of its receipt of a
completed Subscription Agreement and the funds to purchase the Units being acquired. Please
clarify how often you intend to hold closings on a rolling basis.
 John Hammill
Capview Residential Income - Fund VII, LP
May 13, 2021
Page 2
Exhibits

2. We note your response to prior comment 3. Please revise the subscription agreement to clearly state that the provisions do not apply to federal securities law claims or revise consistent with comment 3.
3. We note your response to prior comment 13. Please revise your offering circular to provide disclosure regarding your assumed return on investment and provide support for the assumptions contained in your response.
        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or James Lopez at 202-551-3536
with any other questions.



                                                           Sincerely,
FirstName LastNameJohn Hammill
                                                     Division of Corporation
Finance
Comapany NameCapview Residential Income - Fund VII, LP
                                                     Office of Real Estate &
Construction
May 13, 2021 Page 2
cc:       Julie A. Smith, Esq.
FirstName LastName